NORTHERN MINERALS INC.
167 Caulder Drive
Oakville, ON  L6J 4T2
(905) 248-3277
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                                                               February 17, 2012

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
U.S. Securities and Exchange Commission
Washington, DC 20549

Re: Northern Minerals Inc.
    Form 10-K for Fiscal Year Ended March 31, 2011
    Filed June 17, 2011
    File No. 333-144840

Dear Ms. Jenkins,

In response to your letter of February 15, 2012 we have amended our 10-K and provide this cover letter to assist you in your review.

FORM 10-K FOR FISCAL YEAR ENDED MARCH 31, 2011

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 9

     1. We have revised provide a corrected audit report whose opinion paragraph opines on the year ended March 31, 2010 in addition to March 31, 2011.

     2. We have revised to provide an audit report which opines on the cumulative period form inception (March 5, 2007) to March 31, 2011.

Sincerely,


/s/ Damian O'Hara
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Damian O'Hara
President & Director